SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2/A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2/A from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

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PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, Amendment No. 1 to its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
Exhibit A

A consolidating statement of income and surplus of PG&E Corporation and its subsidiaries for the year ended December 31, 2002, together with a consolidating balance sheet as of the close of such calendar year.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

1.	1.	PG&E Corporation ("Claimant")
California Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A national energy services holding company based in San Francisco that, through its subsidiaries, provides energy services throughout North America.

1.	2.	Subsidiaries

1.	2.	1.	Elm Power Corporation
Delaware Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A subsidiary of PG&E Corporation holding shares of PG&E Corporation common stock.

1.	2.	2.	Pacific Gas and Electric Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of PG&E Corporation engaged in electric and gas distribution services to more than 13 million people in Northern and Central California.

1.	2.	2.	1.	Newco Energy Corporation California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company formed to facilitate implementation of Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	1.	ETrans LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	2.	GTrans LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	Electric Generation LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Newco Energy Corporation formed to facilitate implementation of Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	1.	Balch 1 and 2 Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain Federal Energy Regulatory Commission (FERC) licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	2.	Battle Creek Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	3.	Bucks Creek Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	4.	Chili Bar Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	5.	Crane Valley Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	6.	DeSabla-Centerville Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	7.	Diablo Canyon LLC California Limited Liability Company.

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	8.	Drum-Spaulding Project LLC California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	9.	Haas-Kings River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	10.	Hamilton Branch Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	11.	Hat Creek 1 and 2 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	12.	Helms Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	13.	Kerckhoff 1 and 2 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	14.	Kern Canyon Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	15.	Kilarc-Cow Creek Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	16.	McCloud-Pit Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	17.	Merced Falls Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	18.	Miocene Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	19.	Mokelumne River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	20.	Narrows Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	21.	Phoenix Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	22.	Pit 1 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	23.	Pit 3, 4 and 5 Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	24.	Poe Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	25.	Potter Valley Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	26.	Rock Creek-Cresta Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	27.	Spring-Gap Stanislaus Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	28.	Tule River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	1.	3.	29.	Upper NF Feather River Project LLC
California Limited Liability Company

77 Beale Street
San Francisco, CA 94105

A subsidiary of Electric Generation LLC formed for the purpose of holding certain FERC licenses to be transferred from Pacific Gas and Electric Company in connection with Pacific Gas and Electric Company's proposed plan of reorganization. The entity will be inactive until the final plan or reorganization is implemented.

1.	2.	2.	2.	Natural Gas Corporation of California
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company that holds certain abandoned gas exploration development assets.

1.	2.	2.	2.	1.	Alaska Gas Exploration Associates
California General Partnership

77 Beale Street
San Francisco, CA 94105

Alaska Gas Exploration Associates is 50% owned by Natural Gas Corporation of California.

1.	2.	2.	2.	2.	NGC Production Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Natural Gas Corporation of California formed to facilitate project financing of its capital requirements.

1.	2.	2.	3.	Pacific Conservation Services Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company formed to facilitate the borrowing and lending operations required to fund Pacific Gas and Electric Company's conservation loan programs. No loans have been issued since 1986.

1.	2.	2.	4.	Calaska Energy Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company which acted as Pacific Gas and Electric Company's representative in the Alaska Highway Pipeline Project, which was formed to bring Prudhoe Bay natural gas to the lower 48 states.

1.	2.	2.	5.	Eureka Energy Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company which holds the Marre Ranch property in San Luis Obispo County.

1.	2.	2.	6.	Standard Pacific Gas Line Incorporated
California Corporation

77 Beale Street
San Francisco, CA 94105

An 85.71% owned subsidiary of Pacific Gas and Electric Company engaged in the transportation of natural gas in California.

1.	2.	2.	7.	Pacific California Gas System, Inc.
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company, which holds the intrastate (PG&E) segment of the PGT-PG&E Pipeline Expansion project.

1.	2.	2.	8.	Pacific Energy Fuels Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A PG&E subsidiary created to own and finance nuclear fuel inventory previously owned by Pacific energy Trust. Currently inactive.

1.	2.	2.	9.	Pacific Gas Properties Company
California Corporation

77 Beale Street
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company, which holds Alaska and California properties, previously intended for Liquefied Natural Gas (LNG) purposes, for sale or development.

1.	2.	2.	9.	1.	Pacific Properties
California General Partnership

77 Beale Street
San Francisco, CA 94105

Pacific Properties is 50% owned by Pacific Gas Properties Company. Formerly held Alaska and California properties, intended for LNG purposes.

1.	2.	2.	10.	PG&E Funding, LLC
Delaware Limited Liability Company

245 Market Street, Rm 424
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company; formed for the ownership of transition property and the issuance of securities.

1.	2.	2.	11.	Chico Commons, a California Limited Partnership
California Limited Partnership

77 Beale Street
San Francisco, CA 94105

Chico Commons, L.P. is 41% owned by Pacific Gas and Electric Company as a limited partner. Chico Commons, L.P. was created to construct and own low-income housing.

1.	2.	2.	12.	201 Turk Street, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

201 Turk Street, L.P. is 32.4% owned by Pacific Gas and Electric Company as a limited partner. 201 Turk Street, L.P. was created to construct and own a low-income housing project.

1.	2.	2.	13.	1989 Oakland Housing Partnership Associates, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1989 Oakland Housing Partnership Associates, L.P. is 40% owned by Pacific Gas and Electric Company as a limited partner. 1989 Oakland Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	14.	1992 Oakland Regional Housing Partnership Associates, a California Limited Partnership
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1992 Oakland Regional Housing Partnership Associates, L.P. is 17% owned by Pacific Gas and Electric Company as a limited partner. 1992 Oakland Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	15.	1994 Oakland Regional Housing Partnership Associates, a California Limited Partnership
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

1994 Oakland Regional Housing Partnership Associates, L.P. is 12% owned by Pacific Gas and Electric Company as a limited partner. 1994 Oakland Regional Housing Partnership Associates, L.P. was created to construct and own low-income housing.

1.	2.	2.	16.	Pacific Gas and Electric Housing Fund Partnership, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Pacific Gas and Electric Housing Fund Partnership, L.P. is 99.9% owned by Pacific Gas and Electric Company as a limited partner. Pacific Gas and Electric Housing Fund Partnership, L.P., invests in projects that construct and own low-income housing.

1.	2.	2.	17.	Merritt Community Capital Fund V, L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Merritt Community Capital Fund V, L.P. is 2.2% owned by Pacific Gas and Electric Company as a limited partner. Merritt Community Capital Fund V, L.P., was created to construct and own low-income housing.

1.	2.	2.	18.	Schoolhouse Lane Apartments L.P.
California Limited Partnership

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Schoolhouse Lane Apartments, L.P. is 99% owned by Pacific Gas and Electric Company as a limited partner. Schoolhouse Lane Apartments, L.P., was created to construct and own low-income housing.

1.	2.	2.	19.	PG&E Holdings, LLC
Delaware Limited Liability Company

77 Beale Street, 32nd Floor
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company which holds common shares of Pacific Gas and Electric Company.

1.	2.	2.	20.	PG&E CalHydro, LLC
California Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A subsidiary of Pacific Gas and Electric Company formed for the purpose of owning and operating a system of hydroelectric facilities and related watershed.

1.	2.	3.	PG&E National Energy Group, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

A subsidiary of PG&E Corporation formed for the purpose of holding stock of PG&E National Energy Group, Inc.

1.	2.	3.	1.	PG&E National Energy Group, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

A subsidiary of PG&E National Energy Group, LLC formed for the purpose of owning, both directly and indirectly, PG&E Corporation's unregulated subsidiaries.

1.	2.	3.	1.	1.	PG&E Enterprises, Inc.
Delaware Corporation

PG&E Enterprises (a CA Corporation), was merged with and into Enterprises Sub, Inc. (a DE Corporation), on August 15, 2002, under the name of PG&E Enterprises, Inc.

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for PG&E National Energy Group subsidiaries.

1.	2.	3.	1.	1.	1.	PG&E National Energy Group Holdings Corporation
Delaware Corporation

PG&E National Energy Group Holdings Corporation was merged with and into NEG Sub, Inc., on August 15, 2002, under the name of PG&E National Energy Group Holdings Corporation.

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for PG&E National Energy Group generating and energy trading subsidiaries.

1.	2.	3.	1.	1.	1.	1.	Properties Holdings, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for PG&E Properties entities.

1.	2.	3.	1.	1.	1.	1.	1.	Gilia Enterprises California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Real estate investment company; general partner in Marengo Ranch Joint Venture and Oat Creek Associates Joint Venture.

1.	2.	3.	1.	1.	1.	1.	1.	1.	Oat Creek Associates Joint Venture California Partnership

4615 Cowell Blvd. Davis, CA 95616

Land development company in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	2.	DPR, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Real estate investment company.

1.	2.	3.	1.	1.	1.	1.	3.	The Conaway Ranch Company California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Partner in the Conaway Conservancy Group.

1.	2.	3.	1.	1.	1.	1.	3.	1.	Conaway Conservancy Group Joint Venture California Partnership

4615 Cowell Blvd.
Davis, CA 95616

Owns property in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	4.	BPS I, Inc. California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Limited partner in Alhambra Pacific Joint Venture.

1.	2.	3.	1.	1.	1.	1.	5.	Marengo Ranch Joint Venture California Partnership

4615 Cowell Blvd. Davis, CA 95616

Land development in Sacramento County, California.

1.	2.	3.	1.	1.	1.	1.	6.	Alhambra Pacific Joint Venture California Partnership

4615 Cowell Blvd.
Davis, CA 95616

Owns property in Yolo County, California.

1.	2.	3.	1.	1.	1.	1.	7.	Valley Real Estate, Inc. California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814-6161

Real estate investment company.

1.	2.	3.	1.	1.	1.	2.	PG&E Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Holding company for PG&E National Energy Group Company activities.

1.	2.	3.	1.	1.	1.	2.	1.	PG&E Generating Energy Group, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Holding company for PG&E National Energy Group merchant projects and USGen New England, Inc.

1.	2.	3.	1.	1.	1.	2.	1.	1.	PG&E Generating Energy Holdings, Inc. Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to be the holding company for the 1% membership interests in some of the limited liability companies under PG&E Generating Energy Group, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	2.	Spencer Station Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Limited partner in Spencer Station Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	3.	Badger Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Badger Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	4.	MidColumbia Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in MidColumbia Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	4.	1.	MidColumbia Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	5.	Black Hawk III Power Corporation California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General and limited partner in Lake Road Generating Company, L.P.; holds membership interest in Lake Road Power I, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	5.	1.	Lake Road Power I, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	6.	Harlan Power Corporation California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General and limited partner in Umatilla Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	6.	1.	Umatilla Generating Company, L.P. Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	7.	Morrow Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Morrow Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	7.	1.	Morrow Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	8.	Peach IV Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in Lake Road Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	8.	1.	Lake Road Power II, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	9.	Juniper Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Umatilla Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	10.	Plover Power Corporation California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General and limited partner in Mantua Creek Generating Company, L.P. and Mantua Creek Urban Renewal, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	11.	Beech Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Mantua Creek Generating Company, L.P. and Mantua Creek Urban Renewal, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	11.	1.	Mantua Creek Urban Renewal, L.P. Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Special purpose tax partnership formed for the Mantua Creek Project.

1.	2.	3.	1.	1.	1.	2.	1.	12.	First Arizona Land Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to enter into real estate options in the State of Arizona for the Harquahala Project.

1.	2.	3.	1.	1.	1.	2.	1.	13.	First California Land Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to enter into real estate options and/or leases in the State of California.

1.	2.	3.	1.	1.	1.	2.	1.	14.	PG&E Generating New England, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to own a 100% membership interest in PG&E Generating New England, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	14.	1.	PG&E Generating New England, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	15.	Attala Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Owns 100% membership interest in Attala Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	16.	Kentucky Hydro Holdings, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Holding company formed to acquire an equity interest in two (2) hydro generating projects in Kentucky.

1.	2.	3.	1.	1.	1.	2.	1.	16.	1.	Smithland Hydroelectric Partners. Ltd.
Kentucky Limited Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Hydroelectric generation project located at Smithland Locks and Dam, Smithland, Kentucky.

1.	2.	3.	1.	1.	1.	2.	1.	16.	2.	Cannelton Hydroelectric Project, L.P.
Tennessee Limited Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Hydroelectric generation project located at Cannelton Locks and Dam, Hawesville, Kentucky.

1.	2.	3.	1.	1.	1.	2.	1.	17.	San Gorgonio Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Holding company for wind projects.

1.	2.	3.	1.	1.	1.	2.	1.	18.	GenHoldings I, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to serve as borrower for construction financing for Athens, Covert and Harquahala (Millennium is included as equity) projects.

1.	2.	3.	1.	1.	1.	2.	1.	18.	1.	Osprey Power Corporation California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General and limited partner in Millennium Power Partners, L.P.; owns Magnolia Power Corporation.

1.	2.	3.	1.	1.	1.	2.	1.	18.	1.	1.	Magnolia Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in Millennium Power Partners, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	2.	Black Hawk Power Corporation California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General and limited partner in Athens Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	3.	Peach I Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in Athens Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	1.	18.	4.	Harquahala Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Harquahala Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	18.	5.	Covert Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Covert Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	19.	Long Creek Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Long Creek Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	19.	1.	Long Creek Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1	1	2.	1.	20.	La Paloma Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in La Paloma Generating Company, LLC.

1.	2.	3.	1.	1	1	2.	1.	21.	Liberty Generating Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Liberty Generating Company, LLC.

1.	2.	3.	1.	1	1	2.	1.	21.	1.	Liberty Urban Renewal, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Special purpose entity formed for the Liberty Project.

1.	2.	3.	1.	1	1	2.	1.	22.	Otay Mesa Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1	1	2.	1.	23.	Bluebonnet Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Bluebonnet Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	23.	1.	Bluebonnet Generating Company, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	24.	Meadow Valley Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Meadow Valley Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	24.	1.	Meadow Valley Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	25.	Madison Wind Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	26.	Okeechobee Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Okeechobee Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	27.	PG&E Dispersed Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Holding company for dispersed generating projects.

1.	2.	3.	1.	1.	1.	2.	1.	27.	1.	Dispersed Gen Properties, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own real estate previously owned by PG&E Dispersed Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	27.	2.	Peak Power Generating Company, Inc. (Formerly RAMCO, Inc.) California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Acquired for dispersed generation development efforts in California.

1.	2.	3.	1.	1.	1.	2.	1.	28.	Goose Lake Power Corporation Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own a membership interest in Goose Lake Generating Company, LLC.

1.	2.	3.	1.	1.	1.	2.	1.	28.	1.	Goose Lake Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	1.	29.	Attala Energy Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Special purpose entity formed for the tolling portion of the Attala Project.

1.	2.	3.	1.	1.	1.	2.	1.	30.	White Pine Generating Company, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	PG&E Generating Power Group, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for PG&E National Energy Group operating projects.

1.	2.	3.	1.	1.	1.	2.	2.	1.	Aplomado Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Investment company for the Panther Creek Project.

1.	2.	3.	1.	1.	1.	2.	2.	2.	Beale Generating Company
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company.

1.	2.	3.	1.	1.	1.	2.	2.	2.	1.	Indian Orchard Generating Company, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to hold a 49% membership interest in MASSPOWER, LLC.

1.	2.	3.	1.	1.	1.	2.	2.	2.	1.	1.	MASSPOWER, LLC (Formerly MASSPOWER, Inc.)
Delaware Limited Liability Company

1001 Louisiana Street
Room 2904A
Houston, Texas 77002

Formed to hold a 30% General partnership interest in MASSPOWER.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	JMC Altresco, Inc.
Colorado Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for subsidiaries/projects acquired through acquisition of Altresco Financial, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	1.	Altresco, Inc.
Colorado Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General Partner - Pittsfield Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	2.	Berkshire Pittsfield, Inc.
Colorado Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General Partner - Berkshire Feedline Acquisition Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	2.	1.	Berkshire Feedline Acquisition Limited Partnership
Massachusetts Limited Partnership

235 Merrill Road
Pittsfield, MA 01201

Owner of pipeline connecting Pittsfield Generating Company, L.P. facility and El Paso Energy facilities.

1.	2.	3.	1.	1.	1.	2.	2.	2.	2.	3.	Pittsfield Partners, Inc.
Colorado Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Limited Partner - Pittsfield Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	3.	JMC Iroquois, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

4.57% General Partner and .36% Limited Partner in Iroquois Gas Transmission System, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	3.	1.	Iroquois Gas Transmission System, L.P.
Delaware Limited Partnership

One Corporate Drive, Suite 600 Shelton, Connecticut 06484

Owner of a 375-mile natural gas pipeline extending through New York State and Connecticut providing services to markets in New York, New Jersey and New England.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	JMC Selkirk Holdings, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

100% ownership of JMC Selkirk, Inc. and JMCS I Holdings, Inc.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	1.	JMC Selkirk, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Managing General Partner and Limited Partner of Selkirk Cogen Partners, L.P. Limited Partner interest (46.57%) in PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	1.	1.	PentaGen Investors, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Limited partner (5.2502% preferred percentage interest) in Selkirk Cogen Partners, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	4.	2.	JMCS I Holdings, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General Partner (.50%) and Limited Partner (2.93%) interests in PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	2.	5.	Orchard Gas Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Administration and monitoring of gas supply for MASSPOWER project.

1.	2.	3.	1.	1.	1.	2.	2.	3.	Mason Generating Company
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding Company.

1.	2.	3.	1.	1.	1.	2.	2.	3.	1.	J. Makowski Associates, Inc.
Massachusetts Corporation

50 Congress St., Suite 310
Boston, MA 02109

Serves as Administrator for PentaGen Investors, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	4.	Eagle Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General and limited partner in Logan Generating Company, L.P., Granite Generating Company, L.P., and Keystone Cogeneration Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	4.	1.	Granite Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Limited partner in Keystone Urban Renewal Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	4.	1.	1.	Granite Water Supply Company, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Supplies water for the Logan Project.

1.	2.	3.	1.	1.	1.	2.	2.	4.	2.	Keystone Cogeneration Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Keystone Urban Renewal Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	4.	2.	1.	Keystone Urban Renewal Limited Partnership Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Special purpose partnership for the Logan Project.

1.	2.	3.	1.	1.	1.	2.	2.	5.	Larkspur Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner and limited partner in Hermiston Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	6.	Buckeye Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	7.	Raptor Holdings Company
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for Cedar Bay project entities; owns PG&E Management Services Company.

1.	2.	3.	1.	1.	1.	2.	2.	7.	1.	Gray Hawk Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Investment company for Cedar Bay project.

1.	2.	3.	1.	1.	1.	2.	2.	7.	1.	1.	Cedar Bay Cogeneration, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General and limited partner in Cedar Bay Generating Company, Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	7.	2.	PG&E Management Services Company
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	8.	Toyan Enterprises
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Limited partner in Indiantown Cogeneration, L.P.; general partner in Indiantown Project Investment Partnership, L. P.

1.	2.	3.	1.	1.	1.	2.	2.	8.	1.	Indiantown Project Investment Partnership, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Indiantown Cogeneration, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	9.	Spruce Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Spruce Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	9.	1.	Spruce Limited Partnership
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Limited partner in Colstrip Energy Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	9.	1.	1.	Colstrip Energy Limited Partnership
Montana Limited Partnership

Diamond Block Building #210 44 W 6
Helena, MT 59624

Owns and operates an electric generating facility in Colstrip, Montana.

1.	2.	3.	1.	1.	1.	2.	2.	10.	Merlin Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General and limited partner in Fellows Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	10.	1.	Fellows Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	11.	Pelican Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Okeelanta Power Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	11.	1.	Okeelanta Power Limited Partnership
Florida Limited Partnership

316 Royal Poinciana Plaza
Palm Beach, FL 33480

Formed to develop, own and operate an electric generating facility in Okeelanta, Florida. Voluntarily filed a petition for relief under Chapter 11 on May 14, 1997.

1.	2.	3.	1.	1.	1.	2.	2.	12.	Peregrine Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in Chambers Cogeneration Limited Partnership.

1.	2.	3.	1.	1.	1.	2.	2.	12.	1.	Chambers Cogeneration, Limited Partnership
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to lease, manage and operate an electric generating facility in Carneys Point, New Jersey.

1.	2.	3.	1.	1.	1.	2.	2.	13.	Heron Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General and limited partner in Gator Generating Company, L.P. (Osceola Project).

1.	2.	3.	1.	1.	1.	2.	2.	13.	1.	Gator Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to develop, own, operate and lease (as lessor) a cogeneration facility (Osceola) in Palm Beach County, Florida. Filed a voluntary petition for bankruptcy protection under Chapter 11 on May 14, 1997.

1.	2.	3.	1.	1.	1.	2.	2.	14.	Jaeger Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General and limited partner in Northampton Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	15.	Falcon Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General and limited partner in Scrubgrass Generating Company, L.P.; owner of Scrubgrass Power Corp.

1.	2.	3.	1.	1.	1.	2.	2.	15.	1.	Scrubgrass Power Corp.
Pennsylvania Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Scrubgrass Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	16.	Eucalyptus Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Citrus Generating, Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	16.	1.	Citrus Generating Company, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	17.	Cooper's Hawk Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in Citrus Generating Company, L.P.

1.	2.	3.	1.	1.	1.	2.	2.	18.	Loon Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	2.	2.	19.	Iroquois Pipeline Investment, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in Iroquois Gas Transmission System, L.P.

1.	2.	3.	1.	1.	1.	3.	PG&E Generating Services, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for PG&E National Energy Group service entities.

1.	2.	3.	1.	1.	1.	3.	1.	J. Makowski Pittsfield, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Administrative Agent - Pittsfield Generating Company, L. P.

1.	2.	3.	1.	1.	1.	3.	2.	J. Makowski Services, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Administrative Agent for MASSPOWER.

1.	2.	3.	1.	1.	1.	3.	3.	JMCS I Management, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Administrative Agent for Selkirk Cogen Partners, L.P.

1.	2.	3.	1.	1.	1.	3.	4.	PG&E Construction Agency Services I, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	3.	5.	PG&E Construction Agency Services II, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive; formed to act as construction agent under the Master Turbine Trust with Mitsubishi.

1.	2.	3.	1.	1.	1.	3.	6.	PG&E National Energy Group Construction Company, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed for the purpose of procuring major power plant equipment.

1.	2.	3.	1.	1.	1.	3.	7.	NEG Construction Finance Company, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed solely to administer a Master Agreement with The Shaw Group related to multi-project issues for the Covert Project.

1.	2.	3.	1.	1.	1.	3.	8.	PTP Services, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to file federal trademark applications.

1.	2.	3.	1.	1.	1.	3.	9.	PG&E Operating Services Holdings, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in PG&E National Energy Group Company and PG&E Operating Services Company; sole member of PG&E National Energy Group Acquisition Company, LLC.

1.	2.	3.	1.	1.	1.	3.	9.	1.	USOSC Holdings, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in PG&E Operating Services Company.

1.	2.	3.	1.	1.	1.	3.	9.	1.	1.	PG&E Operating Services Company
California General Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to enter into operations and maintenance activities.

1.	2.	3.	1.	1.	1.	3.	9.	2.	USGen Holdings, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

General partner in PG&E National Energy Group Company.

1.	2.	3.	1.	1.	1.	3.	9.	3.	PG&E National Energy Group Acquisition Company, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	3.	9.	4.	PG&E National Energy Group Company
California General Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Develops and manages electrical generation facilities.

1.	2.	3.	1.	1.	1.	3.	9.	4.	1.	First Oregon Land Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to enter into real estate options in the State of Oregon.

1.	2.	3.	1.	1.	1.	3.	9.	4.	2.	Topaz Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in Carneys Point Generating Company.

1.	2.	3.	1.	1.	1.	3.	9.	4.	2.	1.	Carneys Point Generating Company
Delaware General Partnership

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to lease, manage, operate and maintain a cogeneration facility in Carneys Point, New Jersey.

1.	2.	3.	1.	1.	1.	3.	9.	4.	3.	Garnet Power Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

General partner in Carneys Point Generating Company.

1.	2.	3.	1.	1.	1.	4.	PG&E Energy Trading Holdings, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed for the purpose of holding stock in PG&E Energy Trading Holdings Corporation.

1.	2.	3.	1.	1.	1.	4.	1.	PG&E Energy Trading Holdings Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for energy trading and overseas entities.

1.	2.	3.	1.	1.	1.	4.	1.	1.	PG&E ET Investments Corporation
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Limited partner in PG&E Energy Trading - Power, L.P.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	PG&E Energy Trading-Power, L.P.
Delaware Limited Partnership

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Engaged in electric power marketing and trading; owns a 100% membership interest in PG&ET Synfuel 166, LLC and PG&E ET Synfuel #2, LLC.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	1.	PG&E ET Synfuel 166, LLC Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to acquire a synthetic fuel production facility located in South Carolina.

1.	2.	3.	1.	1.	1.	4.	1.	1.	1.	2.	PG&E ET Synfuel #2, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed to acquire a synthetic fuel production facility located in Kentucky.

1.	2.	3.	1.	1.	1.	4.	1.	2.	PG&E International, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Holding company for overseas project companies.

1.	2.	3.	1.	1.	1.	4.	1.	2.	1.	PG&E International Development Holdings, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Formed to own and sell an Australian pipeline development company (PG&E Gas Transmission Brisbane Pty, Ltd.).

1.	2.	3.	1.	1.	1.	4.	1.	2.	2.	Gannet Power Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	PG&E Overseas Holdings I, Ltd.
Cayman Islands Corporation

P.O. Box 309, George Town
Grand Cayman, Cayman Islands, BWI

Holding company for PG&E Overseas Holdings II, Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	PG&E Overseas Holdings II, Ltd.
Labuan, Malaysia Corporation

Unit Level 9 (A2), Main Office Tower
Financial Park Labuan, Jalan Merdeka
87000 W.P. Labuan
Malaysia

Holding company for PG&E Corporation Australian Holdings Pty Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	PG&E Corporation Australian Holdings Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland
Australia

Holding company for PG&E Energy Trading Australia Pty Ltd and PG&E Corporation Australia Pty Ltd.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	1.	PG&E Energy Trading Australia Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland
Australia

Inactive; in the process of liquidation.

1.	2.	3.	1.	1.	1.	4.	1.	2.	3.	1.	1.	2.	PG&E Corporation Australia Pty Ltd.
Australian Corporation

Level 33, Waterfront Place
One Eagle Street
Brisbane, Queensland 4000
Australia

Inactive; in the process of liquidation.

1.	2.	3.	1.	1.	1.	4.	1.	2.	4.	Rocksavage Services I, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	3.	PG&E Energy Trading - Gas Corporation
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Engaged in natural gas marketing and trading in the United States; purchases and resells energy commodities and related financial instruments.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	PG&E Energy Trading, Canada Corporation
Alberta Corporation

Royal Bank Tower 335-8th Avenue, S.W., Suite 1740 Calgary, Alberta T2P1C9 Canada

Engaged in natural gas marketing and trading activities in Canada.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	1.	CEG Energy Options Inc.
Saskatchewan Corporation

2366 Avenue C North, Suite 101
Saskatoon, Saskatchewan S7L 5X5
Canada

Engaged in natural gas marketing in Saskatchewan.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	2.	IQ2 Power PG&E Corporation.
Alberta Corporation

Royal Bank Tower 335-8th Avenue, S.W., Suite 1740 Calgary, Alberta T2P1C9 Canada

Offers customized power pricing and service packages to commercial and industrial customers in Alberta, Canada.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	2.	1.	949675 Alberta Ltd
Limited Liability Company under Alberta Business Corporations Act.

Royal Bank Tower 335-8th Avenue, S.W., Suite 1740 Calgary, Alberta T2P1C9 Canada

Formed to facilitate aggregation of power consumption data by business process; acts as nominees for IQ2 Power's purchases of energy and delivery services.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	2.	2.	955846 Alberta Ltd
Limited Liability Company under Alberta Business Corporations Act.

Royal Bank Tower 335-8th Avenue, S.W., Suite 1740 Calgary, Alberta T2P1C9 Canada

Formed to facilitate aggregation of power consumption data by business process; acts as nominees for IQ2 Power's purchases of energy and delivery services.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	2.	3.	982979 Alberta Ltd
Limited Liability Company under the Alberta Business Corporations Act

Royal Bank Tower 335-8th Avenue, S.W., Suite 1740 Calgary, Alberta T2P1C9 Canada

Formed to facilitate aggregation of power consumption data by business process; acts as nominees for IQ2 Power's purchases of energy and delivery services.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	2.	4.	994819 Alberta Ltd.
Limited Liability Company under the Alberta Business Corporations Act

Royal Bank Tower 335-8th Avenue, S.W., Suite 1740 Calgary, Alberta T2P1C9 Canada

Formed to facilitate aggregation of power consumption data by business process; acts as nominees for IQ2 Power's purchases of energy and delivery services.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	3.	IQ2 Communications Corp.
Alberta Corporation

Royal Bank Tower 335-8th Avenue, S.W., Suite 1740 Calgary, Alberta T2P1C9 Canada

Established to provide software development, billing, marketing, and administrative and management services required for wireless location-sensitive technology.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	3.	1.	Times Three Calgary Ltd.
Limited Liability Company under Alberta business Corporations Act.

Royal Bank Tower 335 - 8th Avenue SW, Suite 1740 Calgary, Alberta T2P 1C9 Canada

Formed to market location-tracking devices.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	3.	2.	Times Three Austin Ltd.
Limited Liability Company under Alberta business Corporations Act.

Royal Bank Tower 335 - 8th Avenue SW, Suite 1740 Calgary, Alberta T2P 1C9 Canada

Formed to market location-tracking devices.

1.	2.	3.	1.	1.	1.	4.	1.	3.	1.	4.	Parkhill Energy Management, Ltd.
Alberta Corporation

Royal Bank Tower 335 - 8th Avenue SW, Suite 1740 Calgary, Alberta T2P 1C9 Canada

Inactive

1.	2.	3.	1.	1.	1.	4.	1.	3.	2.	True Quote LLC
Kentucky Limited Liability Company

9931 Corporate Campus Drive, Suite 2400
Louisville, KY 40223

Inactive.

1.	2.	3.	1.	1.	1.	4.	1.	3.	3.	Virtual Credit Services, LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	2.	PG&E Overseas, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

United States shareholder of PG&E Overseas, Ltd.

1.	2.	3.	1.	1.	2.	1.	PG&E Overseas, Ltd.
Cayman Islands Corporation

Maples & Calder, Ugland House
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I.

Holding company for PG&E Pacific I, Ltd. and PG&E Pacific II, Ltd.; in the process of liquidation.

1.	2.	3.	1.	1.	2.	1.	1.	PG&E Pacific I, Ltd.
Cayman Islands Corporation

Maples & Calder, Ugland House
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I.

Inactive; in the process of liquidation.

1.	2.	3.	1.	1.	2.	1.	2.	PG&E Pacific II, Ltd.
Cayman Islands Corporation

Maples & Calder, Ugland House
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I.

Inactive; in the process of liquidation.

1.	2.	3.	1.	1.	3.	Quantum Ventures
California Corporation

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Holding company for PG&E Energy Services entities.

1.	2.	3.	1.	1.	3.	1.	PG&E Energy Services Ventures, Inc.
Delaware Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Provides energy-related goods and services.

1.	2.	3.	1.	1.	3.	2.	Barakat & Chamberlin, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	1.	3.	3.	Creston Financial Group, Inc.
California Corporation

7500 Old Georgetown Road, 13th Floor Bethesda, MD 20814

Inactive.

1.	2.	3.	1.	2.	PG&E Gas Transmission Corporation
Delaware Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Holding company for gas transmission entities.

1.	2.	3.	1.	2.	1.	PG&E Gas Transmission Holdings Corporation
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

PG&E Gas Transmission Holdings Corporation was created to pursue gas transmission business opportunities.

1.	2.	3.	1.	2.	2.	GTN Holdings LLC
Delaware Limited Liability Company

7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Formed for the purpose of holding stock in PG&E Gas Transmission, Northwest Corporation.

1.	2.	3.	1.	2.	2.	1.	PG&E Gas Transmission, Northwest Corporation
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Owns gas transmission pipelines and associated facilities capable of transporting natural gas from the Canadian-U.S. border to the Oregon-California border.

1.	2.	3.	1.	2.	2.	1.	1.	Pacific Gas Transmission International, Inc.
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Previously owned 99% of the beneficial interest of PG&E Queensland Unit Trust (which interest was sold to PG&E Gas Transmission Unit Holdings Pty Ltd. in September 1997).

1.	2.	3.	1.	2.	2.	1.	2.	Pacific Gas Transmission Company
California Corporation

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Formed to pursue business opportunities in the natural gas business in the United States.

1.	2.	3.	1.	2.	2.	1.	3.	Stanfield Hub Services, LLC
Washington Limited Liability Company

1400 SW Fifth Avenue, Suite 900
Portland, OR 97201

Formed to pursue opportunities for construction and operation of natural gas storage facilities.

1.	2.	3.	1.	2.	2.	1.	4.	PG&E Gas Transmission Service Company LLC Delaware Limited Liability Company

1400 SW Fifth Avenue, Suite 900 Portland, OR 97201

Formed to provide interstate pipeline management services.

1.	2.	3.	1.	2.	2.	1.	5.	North Baja Pipeline, LLC Delaware Limited Liability Company

1400 SW Fifth Avenue, Suite 900 Portland, OR 97201

Formed for the construction and operation of a natural gas pipeline capable of transporting natural gas from Arizona to the Mexico border.

1.	2.	4.	PG&E Strategic Capital, Inc.
Delaware Corporation

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

A subsidiary of PG&E Corporation; formed for general business purposes, including possibly holding ownership of shares and investments.

1.	2.	5.	PG&E Corporation Support Services, Inc.
Delaware Corporation

2711 Centerville Road, Suite 400
Wilmington, DE 19808

A subsidiary of PG&E Corporation that provides general corporate support services to the PG&E Corporation family outside the State of California.

1.	2.	6.	PG&E Ventures, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of holding interest in other businesses, financing and other transactions.

1.	2.	6.	1.	Pacific Venture Capital, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Inactive.

1.	2.	6.	1.	1.	PG&E Ventures ePro, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed to make and hold an investment in an e-procurement exchange.

1.	2.	6.	2.	PG&E Telecom, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Formed for the purpose of engaging in telecommunications and related business activities.

1.	2.	6.	2.	1.	PG&E Capital, LLC
Delaware Limited Liability Company

One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

An indirect subsidiary of PG&E Corporation; formed for financing and other transactions related to the energy industry.

1.	2.	6.	2.	2.	PG&E Telecom Holdings, LLC Delaware Limited Liability Company

3301 Crow Canyon Road, Suite A211 San Ramon, CA 94583

Formed for the purpose of engaging in telecommunications and related business activities. Currently inactive.

1.	2.	7.	PTTP Services LLC California Limited Liability Company

345 California Street San Francisco, CA 94104

Inactive.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935 and do not own any such properties.

2.2 Pacific Gas and Electric Company is a public utility company. Pacific Gas and Electric Company owns and operates the following generation plants, all located in California:

Generation Type	County Location	Number of Units	Net Operating Capacity in Kilowatts (kW)
--------------------------------------	-------------------------------------	--------------	----------------
Hydroelectric: Conventional Plants	16 counties in Northern and Central California	107	2,684,200
Helms Pumped Storage Plant	Fresno	3	1,212,000
		--------------	----------------
Hydroelectric Subtotal		110	3,896,200
		--------------	----------------
Steam Plants: Humboldt Bay Hunters Point (1) (3)	Humboldt San Francisco	2 1	105,000 163,000
		--------------	----------------
Steam Subtotal		3	268,000
		--------------	----------------
Combustion Turbines: Hunters Point (1) Mobile Turbines (2) (3)	San Francisco Humboldt	1 2	52,000 30,000
		--------------	----------------
Combustion Turbines Subtotal		3	82,000
		--------------	----------------
Nuclear: Diablo Canyon	San Luis Obispo	2	2,174,000
		--------------	----------------
Total		118	6,420,200
		========	=========

(1) In July 1998, the Utility reached an agreement with the City and County of San Francisco regarding the Hunters Point fossil-fuel power plant, which the Independent System Operator (ISO) has designated as a "must run" facility. The agreement expresses the Utility's intention to retire the plant when it is no longer needed by the ISO.

(2) Listed to show capability; subject to relocation within the system as required.

(3) One mobile turbine (15MW) is not currently connected to the system. Hunters Point units 2 and 3 (214 MW) were converted to synchronous condenser operations during 2001.

Pacific Gas and Electric Company's electric transmission system consists of approximately 18,605 circuit miles of interconnected transmission lines of 60 kilovolt (kV) to 500 kV and transmission substations having a capacity of approximately 47,596 megawatt-amperes (MVA), including spares, and excluding power plant interconnection facilities. Electricity is distributed to customers through approximately 118,033 circuit miles of distribution system and distribution substations having a capacity of approximately 24,020 MVA.

In 1998, Pacific Gas and Electric Company relinquished control, but not ownership, of its transmission facilities to the ISO. The operation of the transmission system in California, including facilities owned by Pacific Gas and Electric Company, is under the control of the ISO in connection with the electric industry restructuring.

Pacific Gas and Electric Company owns and operates an integrated gas transmission, storage, and distribution system in California. The Utility's system consisted of approximately 6,300 miles of transmission pipelines, three gas storage facilities, and approximately 38,944 miles of gas distribution lines.

3. The following information for the year ending December 31, 2002 with respect to claimant and each of its subsidiary public utility companies:

a) Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.

b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

3.1 Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding company Act of 1935.

3.2 Pacific Gas and Electric Company is a public utility company located in the State of California.

Pacific Gas and Electric Company (in millions)	Year ending 12/31/02
-----------------------------------------------------------------------------------------------------------------	------------
Number of kWh of electric energy sold at retail or wholesale	57,199
Number of Mcf of natural or manufactured gas distributed at retail at retail	790
Number of kWh of electric energy distributed at retail outside the State the State	0
Number of Mcf of natural or manufactured gas distributed at retail outside the State	0
Number of kWh of electric energy sold at wholesale outside the State or at the State line	0
Number of Mcf of natural or manufactured gas sold at wholesale outside the State or at the State line	28
Number of kWh of electric energy purchased outside the State or at the State line	0
Number of Mcf of natural or manufactured gas purchased outside the State or at the State line	279

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.

b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.

4.1. PITTSFIELD GENERATING COMPANY, L.P. (EWG)

a) Pittsfield Generating Company, L.P.
235 Merrill Road
Pittsfield, MA 01202

Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility (the "Facility") selling power to Commonwealth Electric Company, Cambridge Electric Company, and USGen New England, Inc. and selling steam to General Electric Company.

b) PG&E Enterprises, Inc. (Enterprises) owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 89% of Beale Generating Company (formerly J. Makowski company, Inc.), which owns 100% of JMC Altresco, Inc., which through its subsidiaries, Altresco, Inc. (99% GP) and Pittsfield Partners, Inc. (1% LP), owns 100% of Pittsfield Generating Company, L.P.

c) J. Makowski Company, Inc. acquired Pittsfield Generating Company, L.P. for $4,330,000, plus liabilities valued at $3,092,000 for a total investment of $7,422,000 on September 21, 1993. The Facility went into commercial operation on September 1, 1990. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition of J. Makowski Company, Inc. by its second-tier subsidiary, Beale Generating Company.

d) Total equity as of December 31, 2002 = $111,235,691
Net income for the twelve months ended December 31, 2002 = $65,983,322

e) PG&E Operating Services Company provides operations and maintenance services to Pittsfield Generating Company, L.P. PG&E Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, MASSPOWER, and PG&E Energy Trading - Gas Corporation pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity, which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition Limited Partnership. Berkshire Feedline Acquisition Limited Partnership receives lease payments of approximately $1.8 million per annum on this section of pipeline.

4.2. SELKIRK COGEN PARTNERS, L.P. (EWG)

a) Selkirk Cogen Partners, L.P.
24 Power Park Drive
Selkirk, NY 12158

Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation and to the New York Independent System Operator. Selkirk Cogen Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (Unit I and Unit II together, the "Facility") selling power to Consolidated Edison Company of New York, Inc.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 89% of Beale Generating Company, which owns 100% of JMC Selkirk Holdings, Inc., which owns 100% of JMC Selkirk, Inc. and 100% of JMCS I Holdings, Inc. JMC Selkirk, Inc. directly holds .0911% and 1.9506% general partner and limited partner interests, respectively, in Selkirk Cogen Partners, L.P. JMC Selkirk, Inc also holds a 46.57% limited partnership interest in PentaGen Investors, L.P., and JMCS I Holdings, Inc. holds a .50% general partner interest and 2.93% limited partner interest in PentaGen Investors, L.P. PentaGen Investors, L.P. holds a 5.2502% limited partner interest in Selkirk Cogen Partners, L.P.

c) JMC Selkirk, Inc. and PentaGen Investors, L.P. made equity contributions of $1,058,355 and $3,666,445, respectively, on October 21, 1992. Unit I of the Facility went into commercial operation on April 17, 1992. Unit II of the Facility went into commercial operation on September 1, 1994. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition of J. Makowski Company, Inc. by its second-tier subsidiary, Beale Generating Company.

d) Total equity as of December 31, 2002 = $(45,713,328)
Net income for the twelve months ended December 31, 2002 = $(37,950,172)

e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc. charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead, and profit.

Selkirk Cogen Partners, L.P. has gas enabling agreements with PG&E Energy Trading - Gas Corporation, Pittsfield Generating Company, and MASSPOWER pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

Selkirk Cogen Partners, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.3. LOGAN GENERATING COMPANY, L.P. (EWG)

a) Logan Generating Company, L.P
7500 Old Georgetown Road, 13th floor
Bethesda, MD 20814

Logan Generating Company, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Conectiv.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 100% of Eagle Power Corporation. Eagle Power Corporation is a 49% general and 1% limited partner in Logan Generating Company, L.P.

c) Eagle Power Corporation made a capital contribution of $36,249,978 to Logan Generating Company, L.P. on October 31, 1994. Enterprises, through PG&E National Energy Group Holdings Corporation, PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Eagle Power Corporation, owns a 50% interest in Logan Generating Company, L.P. which leases the Facility from Keystone Urban Renewal Limited Partnership. The Facility went into commercial operation on September 22, 1994.

d) Total equity as of December 31, 2002 = $130,543,502
Net income after taxes for the twelve months ended December 31, 2002 = $34,273,133

e) PG&E National Energy Group Company provides management services to Logan Generating Company, L.P. PG&E National Energy Group Company earns a base fee of $400,000 per annum.

PG&E Operating Services Company provides operations and maintenance services to Logan Generating Company, L.P. PG&E Operating Services Company earns a base fee of $500,000 per annum plus performance bonuses.

Logan Generating Company, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.4. HERMISTON GENERATING COMPANY, L.P. (EWG)

a) Hermiston Generating Company, L.P.
7500 Old Georgetown Road, 13th floor
Bethesda, MD 20814

Hermiston Generating Company, L.P. is a 474 MW natural gas-fired dispatchable cogeneration facility (the "Facility") selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group, LLC, which owns 100% of Larkspur Power Corporation. Larkspur Power Corporation is a 49% general and 1.1% limited partner, in Hermiston Generating Company, L.P.

c) Larkspur Power Corporation made a capital contribution of $30,852,148 to Hermiston Generating Company, L.P. on October 30, 1996. Buckeye Power Corporation, a former general partner, made a capital contribution of $7,713,037 to Hermiston Generating Company, L.P. on October 30, 1996. Enterprises, through PG&E National Energy Group Holdings Corporation, PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Larkspur Power Corporation owns a 50.1% interest in Hermiston Generating Company, L.P. which owns a 50% undivided interest in the Facility. The Facility went into commercial operation on July 1, 1996.

d) Total equity as of December 31, 2002 = $44,257,757
Net income for the twelve months ended December 31, 2002 = $11,603,574

e) PG&E National Energy Group Company provides management services to Hermiston Generating Company, L.P. PG&E National Energy Group Company earns a base fee of $250,000 per annum.

PG&E Operating Services Company provides operations and maintenance services to Hermiston Generating Company, L.P. PG&E Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

4.5. MASSPOWER (EWG)

a) MASSPOWER
750 Worcester Street
Indian Orchard, MA 01151

MASSPOWER is a 240 MW natural gas-fired combined cycle cogeneration facility located in Springfield, MA, selling power to Boston Edison Company, Commonwealth Electric Company and Massachusetts Municipal Wholesale Electric Company, and selling steam to Monsanto Company.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 89.1% of Beale Generating Company, which owns 100% of Indian Orchard Generating Company, Inc., which holds a 49% membership interest in MASSPOWER, LLC, which holds a 30% general partner interest in MASSPOWER.

c) Capital contributions of $11,400,00 were made to MASSPOWER on September 1, 1993 by MASSPOWER, Inc. and Springfield Generating Company, L.P. The facility went into commercial operations on September 1, 1993.

d) Total equity as of December 31, 2002 = $18,329,770
Net income for the twelve months ended December 31, 2002 = $23,396,601

e) J. Makowski Services, Inc. provides administrative services to MASSPOWER. J. Makowski Services, Inc. charges a contractually established hourly rate that covers its labor costs (including salary and benefits), overhead and profit.

MASSPOWER has gas enabling agreements with Selkirk Cogen Partners, L.P., Pittsfield Generating Company, L.P., and PG&E Energy Trading - Gas Corporation pursuant to which it may enter into non firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

MASSPOWER has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.6. MILLENNIUM POWER PARTNERS, L.P. (EWG)

a) Millennium Power Partners, L.P
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Millennium Power Partners, L.P. achieved substantial completion and commenced commercial operations in Spring 2001. Millennium Power Partners, L.P. is a nominal 360 MW natural gas-fired combined cycle merchant power facility that sells power into the New England Power Pool on a spot basis as well as under short- to medium-term bilateral contracts.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of GenHoldings I, LLC, which owns 100% of Osprey Power Corporation, which owns 100% of Magnolia Power Corporation. Magnolia Power Corporation is a 50% general partner and Osprey Power Corporation is a 49.5% general partner and 0.5% limited partner in Millennium Power Partners, L.P.

c) Capital contributions are $64,446,395.68 each from Osprey Power Corporation and Magnolia Power Corporation. Plant construction was financed through loans from PG&E Generating Company, LLC or its subsidiaries.

d) Total equity as of December 31, 2002 = $124,760,715
Net income (loss) for the twelve months ended December 31, 2002 = $4,776,850

e) PG&E National Energy Group Company provides operation, maintenance, and management services to Millennium Power Partners, L.P. PG&E National Energy Group Company is reimbursed for expenses incurred for services rendered to Millennium Power Partners, L.P.

Millennium Power Partners, L.P. has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.7. CEDAR BAY GENERATING COMPANY, LIMITED PARTNERSHIP (EWG)

a) Cedar Bay Generating Company, Limited Partnership
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Cedar Bay Generating Company, Limited Partnership owns and operates a 250 MW coal-fired electric generating facility in Jacksonville, Florida, selling power to Florida Power & Light Company, and selling steam to Smurfit Stone Container Corporation.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Raptor Holdings Company, which owns 80.12% of Gray Hawk Power Corporation, which owns 100% of Cedar Bay Cogeneration, Inc. Cedar Bay Cogeneration, Inc. is a 78% general partner and a 2% limited partner in Cedar Bay Generating Company, Limited Partnership.

c) Raptor Holdings Company made a total capital contribution of $44,000,000 for approximately 80% of voting common stock of Gray Hawk Corporation in 1994. Gray Hawk Power Corporation is capitalized with voting common stock, non-voting common stock, and preferred stock. Raptor Holdings Company, through Gray Hawk Power Corporation, and Cedar Bay Cogeneration, Inc. owns an approximate 64% net voting interest in Cedar Bay Generating Company, L.P. The facility went into commercial operation on January 25, 1994.

d) Total equity as of December 31, 2002 = $(84,575,405)
Net income (loss) for the twelve months ended December 31, 2002 = $(31,041,380)

e) PG&E National Energy Group Company provides management services to Cedar Bay Generating Company, Limited Partnership. PG&E National Energy Group Company charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Cedar Bay Generating Company, Limited Partnership. PG&E Operating Services Company charges a contractual amount for their services.

4.8. NORTHAMPTON GENERATING COMPANY, L.P. (EWG)

a) Northampton Generating Company, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Northampton Generating Company, L.P. owns and operates an approximately 98 MW anthracite waste coal-fired electric generating facility in Northampton, Pennsylvania, selling power to Metropolitan Edison Company, and selling steam to unrelated industrial operations.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Jaeger Power Corporation. Jaeger Power Corporation is a 48% general partner and a 2% limited partner in Northampton Generating Company, L.P.

c) Jaeger Power Corporation made a capital contribution of $20,193,000 to Northampton Generating Company, L.P. on October 1, 1995. Enterprises, through PG&E National Energy Group Holdings Corporation, PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Jaeger Power Corporation, owns a 50% interest in Northampton Generating Company, L.P. The facility went into commercial operation on August 28, 1995.

d) Total equity as of December 31, 2002 = $201,203,706
Net income for the twelve months ended December 31, 2002 = $157,788,982

e) PG&E National Energy Group Company provides management services to Northampton Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Northampton Generating Company, L.P. PG&E Operating Services Company charges a contractual amount for their services.

4.9. SCRUBGRASS GENERATING COMPANY, L.P. (EWG)

a) Scrubgrass Generating Company, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Scrubgrass Generating Company, L.P. leases an 87 MW waste coal-fired electric generating facility in Venango County, Pennsylvania, to Buzzard Power Corporation.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Falcon Power Corporation, which owns 100% of Scrubgrass Power Corp. Falcon Power Corporation is a 24.63% general partner and a .5% limited partner, and Scrubgrass Power Corp. is a 24.87% general partner, in Scrubgrass Generating Company, L.P.

c) Falcon Power Corporation, on a consolidated basis, made a total capital contribution of $21,170,000 to Scrubgrass Generating Company, L.P. in 1993. Enterprises, through PG&E National Energy Group Holdings Corporation, PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Falcon Power Corporation, owns a 50% interest in Scrubgrass Generating Company, L.P. The facility went into commercial operation on October 15, 1993.

d) Total equity as of December 31, 2002 = $87,054,336
Net income for the twelve months ended December 31, 2002 = $13,015,769

e) PG&E National Energy Group Company provides management services to Scrubgrass Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Scrubgrass Generating Company, L.P. PG&E Operating Services Company charges a contractual amount for their services.

4.10. INDIANTOWN COGENERATION, L.P. (EWG)

a) Indiantown Cogeneration, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Indiantown Cogeneration, L.P. owns and operates a 330 MW coal-fired electric generating facility in Indiantown, Florida, selling power to Florida Power & Light Company, and selling steam to Caulkins Indiantown Citrus Co.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Power Group LLC, which owns 100% of Toyan Enterprises. Toyan Enterprises is a 30.05% limited partner in Indiantown Cogeneration, L.P. and a 24.81% general partner in Indiantown Project Investment Partnership, L.P., which is a 19.95% general partner in Indiantown Cogeneration, L.P.

c) Toyan Enterprises, on a consolidated basis, made a capital contribution of $67,200,000 for a 48% equity interest to Indiantown Cogeneration, L.P. on December 26, 1995. A portion of the original 48% equity interest was sold to a third party during 1999. Enterprises, through PG&E National Energy Group Holdings, PG&E Generating Company, LLC, PG&E Generating Power Group, LLC, and Toyan Enterprises, currently owns a 35% interest in Indiantown Cogeneration, L.P. The facility went into commercial operation on December 22, 1995.

d) Total equity as of December 31, 2002 = $92,262,066
Net income for the twelve months ended December 31, 2002 = $3,387,622

e) PG&E National Energy Group Company provides management services to Indiantown Cogeneration, L.P. PG&E National Energy Group Company charges a contractual rate for management services.

PG&E Operating Services Company provides operations and maintenance services to Indiantown Cogeneration, L.P. PG&E Operating Services Company charges a contractual rate for their services.

Indiantown Cogeneration, L.P. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.11. ATHENS GENERATING COMPANY, L.P. (EWG)

a) Athens Generating Company, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Athens Generating Company, L.P. is currently constructing a 1,080 MW natural gas-fired electric generating merchant power facility in Athens, New York, with commercial operation expected in the summer of 2003.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of GenHoldings I, LLC, which owns 100% each of Black Hawk Power Corporation and Peach I Power Corporation. Black Hawk Power Corporation is a 49% general partner and 2% limited partner, and Peach I Power Corporation is a 49% general partner, in Athens Generating Company, L.P.

c) At various times through December 31, 2002, capital contributions were made totaling $299,339,921 from Black Hawk Power Corporation and $287,601,100 from Peach I Power Corporation. Plant construction is being financed from GenHoldings I, LLC.

d) Total equity as of December 31, 2002 = $578,850,793
Net income for the twelve months ended December 31, 2002 = $8,022,195

e) PG&E National Energy Group Company provides operation, maintenance and management services to Athens Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for their services.

Athens Generating Company, L.P. has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.12. LA PALOMA GENERATING COMPANY, LLC (EWG)

a) La Paloma Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

La Paloma Generating Company, LLC is currently constructing a 1,020 MW gas-fired electric generating merchant power facility in Kern County, California. It anticipates selling power into the California market on a spot basis as well as under short-to-medium term bilateral contracts.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of La Paloma Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and La Paloma Power Corporation owns a 99% membership interest in La Paloma Generating Company, LLC.

c) At various times through December 31, 2002, contributions were made totaling $4,679,256.54 from La Paloma Power Corporation and $47,265.22 from PG&E Generating Energy Holdings, Inc.

d) Total equity as of December 31, 2002 = $(118,246,939)
Net income for the twelve months ended December 31, 2002 = $(80,457,582)

e) PG&E National Energy Group Company provides operation, maintenance and management services to La Paloma Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

La Paloma Generating Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

La Paloma Generating Company, LLC has entered into an interconnection agreement with Pacific Gas and Electric Company whereby La Paloma Generating Company, LLC interconnects the facility with the electric transmission grid in Pacific Gas and Electric Company's franchise territory.

4.13. LAKE ROAD GENERATING COMPANY, L.P. (EWG)

a) Lake Road Generating Company, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Lake Road Generating Company, L.P. achieved substantial completion and commenced commercial operations in May 2002. Lake Road Generating Company, L.P. is a nominal 792 MW natural gas-fired combined cycle merchant power facility which sells power into the New England Power Pool on a spot basis as well as under short-to medium-term bilateral contracts.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of both Peach IV Power Corporation and Black Hawk III Power Corporation. Peach IV Power Corporation is a 49% general partner and Black Hawk III Power Corporation is a 49% general partner and 2% limited partner in Lake Road Generating Company, L.P.

c) At various times through December 31, 2002, capital contributions were made totaling $7,958,926 from Peach IV Power Corporation and $8,293,014 from Black Hawk III Power Corporation.

d) Total equity as of December 31, 2002 = $(80,667,611)
Net income for the twelve months ended December 31, 2002 = $(82,206,347)

e) PG&E National Energy Group Company provides operations, management, and maintenance services to Lake Road Generating Company, L.P. PG&E National Energy Group Company is reimbursed for expenses incurred for services rendered to Lake Road Generating Company, L.P.

Lake Road Generating Company, L.P. has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.14. MANTUA CREEK GENERATING COMPANY, L.P. (EWG)

a) Mantua Creek Generating Company, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Mantua Creek Generating Company, L.P. is currently constructing an 800 MW natural gas-fired electric generating merchant power facility in West Deptford, New Jersey.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Plover Power Corporation and Beech Power Corporation. Plover Power Corporation is a 49% general partner and 2% limited partner, and Beech Power Corporation is a 49% general partner, in Mantua Creek Generating Company, L.P.

c) At various times through December 31, 2002, capital contributions were made totaling $13,948,500 from Plover Power Corporation and $13,401,500 from Beech Power Corporation.

d) Total equity as of December 31, 2002 = $(251,646,180)
Net income for the twelve months ended December 31, 2002 = $(278,996,280)

e) N/A

4.15. OKEECHOBEE GENERATING COMPANY, LLC (EWG)

a) Okeechobee Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Okeechobee Generating Company, LLC is currently developing a 550 MW natural gas-fired electric generating merchant power facility in Okeechobee, Florida.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Okeechobee Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Okeechobee Power Corporation owns a 99% membership interest in Okeechobee Generating Company, LLC.

c) Project is in the development stage. Okeechobee Generating Company, LLC, has not been capitalized.

d) Total equity as of December 31, 2002 = $100
Net income for the twelve months ended December 31, 2002 = $0

e) N/A

4.16. USGEN NEW ENGLAND, INC. (EWG)

a) USGen New England, Inc.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

USGen New England, Inc. owns and operates 17 generating facilities comprising of approximately 3,962 megawatts of generation, selling power in the New England area markets.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of USGen New England, Inc.

c) On September 1, 1998, USGen New England, Inc. completed the acquisition of a portfolio of electric generating assets and power supply contracts from the New England Electric System. PG&E Generating Company, LLC, through PG&E Generating Power Group, LLC, made an equity contribution of $1,343,960,000 in USGen New England, Inc. in order to execute the transaction. PG&E Corporation, through PG&E Enterprises, Inc. and PG&E National Energy Group Holdings Corporation made a $425,000,000 equity contribution to PG&E Generating Company, LLC, in connection with the acquisition. USGen New England, Inc. also assumed liabilities of approximately $1,350,000,000.

d) Total equity as of December 31, 2002 = $434,928,689
Net income for the twelve months ended December 31, 2002 = $(698,853,162)

e) PG&E National Energy Group Company provides management services to USGen New England, Inc. PG&E National Energy Group Company charges a contractual rate for management services.

USGen New England, Inc. has an enabling agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

4.17. PG&E DISPERSED GENERATING COMPANY, LLC (EWG)

a) PG&E Dispersed Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

PG&E Dispersed Generating Company, LLC is currently operating small peaker facilities in Ohio and California.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of PG&E Dispersed Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and PG&E Dispersed Power Corporation owns a 99% membership interest in PG&E Dispersed Generating Company, LLC.

c) At various times through December 31, 2002, equity contributions were made totaling $169,623,724 from PG&E Dispersed Power Corporation and $1,713,371 from PG&E Generating Energy Holdings, Inc.

d) Total equity as of December 31, 2002 =$122,797,170
Net income for the twelve months ended December 31, 2002 =$(27,671,441)

e) PG&E National Energy Group Company provides operation, maintenance and management services to PG&E Dispersed Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

PG&E Dispersed Generating Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sale other ancillary services from time to time.

4.18. LIBERTY GENERATING COMPANY, LLC (EWG)

a) Liberty Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Liberty Generating Company, LLC is currently developing a 1,100 MW natural gas-fired electric generating merchant power facility in Linden, New Jersey.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation , which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Liberty Generating Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Liberty Generating Corporation owns a 99% membership interest in Liberty Generating Company, LLC.

c) Project is in the development stage. Liberty Generating Company, LLC, has not been capitalized.

d) Total equity as of December 31, 2002 = $100
Net income for the twelve months ended December 31, 2002 = $0

e) N/A

4.19. BADGER GENERATING COMPANY, LLC (EWG)

a) Badger Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Badger Generating Company, LLC is currently developing a 1,100 MW natural gas-fired electric generating merchant power facility in Pleasant Prairie, Wisconsin.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation , which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% each of Badger Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and Badger Power Corporation owns a 99% membership interest in Badger Generating Company, LLC.

c) Project is in the development stage. Badger Generating Company, LLC, has not been capitalized.

d) Total equity as of December 31, 2002 = $100
Net income for the twelve months ended December 31, 2002 = $0

e) N/A

4.20. MADISON WINDPOWER LLC (EWG)

a) Madison Windpower LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Madison Windpower LLC is currently operating a 12 MW wind-powered merchant power facility in Madison, New York.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of San Gorgonio Power Corporation, which owns a 100% membership interest in Madison Windpower LLC.

c) Capital contributions of $15,810,300 and $159,700 were originally made by Madison Wind Power Corporation and PG&E Generating Energy Holdings, Inc., respectively.

d) Total equity as of December 31, 2002 = $14,856,960
Net income for the twelve months ended December 31, 2002 = $(26,564)

e) PG&E National Energy Group Company provides operation, maintenance and management services to Madison Windpower LLC. PG&E National Energy Group Company charges a contractual rate for their services.

4.21. COVERT GENERATING COMPANY, LLC (EWG)

a) Covert Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Covert Generating Company, LLC is currently constructing a 1,170 MW natural gas-fired electric generating merchant power facility in Covert Township, Michigan, with commercial operation expected in the fall of 2003.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group LLC, which owns 100% of GenHoldings I, LLC, which owns 100% of Covert Power Corporation. GenHoldings I, LLC owns a 1% membership interest and Covert Power Corporation owns a 99% membership interest in Covert Generating Company, LLC.

c) At various times though December 31, 2002, equity contributions were made totaling $548,408,136 from Covert Power Corporation and $5,539,476 from GenHoldings I, LLC. Plant construction is funded though GenHoldings I, LLC.

d) Total equity as of December 31, 2002 = $552,496,295
Net income for the twelve months ended December 31, 2002 = $(163,922)

e) PG&E National Energy Group Company provides operation, maintenance and management services to Covert Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

Athens Generating Company, L.P. has electric and gas purchase/sale agreements with PG&E Energy Trading-Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.22. ATTALA GENERATING COMPANY, LLC

a) Attala Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Attala Generating Company, LLC is operating a 526 MW natural gas-fired electric generating merchant power facility in Sallis, Mississippi.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of Attala Power Corporation, which owns 100% of Attala Generating Company, LLC.

c) On September 28, 2000, Attala Power Corporation purchased $311 million of Attala Generating Company, LLC. The acquisition was primarily funded by a loan from PG&E Corporation. During 2000 and 2001, Attala Generating Company, LLC incurred additional construction costs of approximately $43.2 million, which was funded by PG&E national Energy Group, Inc. On December 2001, the intercompany debt from PG&E National Energy Group, Inc. was converted to equity contribution through Attala Power Corporation.

d) Total equity as of December 31, 2002 =$57,737,168
Net income for the twelve months ended December 31, 2002 = $(19,168,074)

e) PG&E National Energy Group Company provides operation, maintenance and management services to Attala Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

Attala Energy Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. and PG&E Energy Trading - Gas Corporation, respectively, pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.23. HARQUAHALA GENERATING COMPANY, LLC

a) Harquahala Generating Company, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Harquahala Generating Company, LLC is currently constructing a 1,092 MW natural gas-fired electric generating merchant power facility in Tonopah, Arizona, with commercial operation expected in the fall of 2003.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of GenHoldings I, LLC, which owns 100% of Harquahala Power Corporation. GenHoldings I, LLC owns a 1% membership interest and Harquahala Power Corporation owns a 99% membership interest in Harquahala Generating Company, LLC.

c) At various times through December 31, 2002, equity contributions were made totaling $591,574,396 from Harquahala Power Corporation and $5,975,499 from GenHoldings I, LLC. Plant construction is funded by GenHoldings I, LLC.

d) Total equity as of December 31, 2002 = $589,437,289
Net income for the twelve months ended December 31, 2002 = $(99,627)

e) PG&E National Energy Group Company provides operation, maintenance and management services to Harquahala Generating Company, LLC. PG&E National Energy Group Company charges a contractual rate for their services.

Harquahala Generating Company, LLC has electric and gas purchase/sale agreements with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity, purchases of natural gas, and purchase and sell other ancillary services from time to time.

4.24. MOUNTAIN VIEW POWER PARTNERS, LLC

a) Mountain View Power Partners, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Mountain View Power Partners, LLC is currently operating a 44 MW and a 22 MW wind power facility in San Gorgonio Pass, California.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% of San Gorgonio Power Corporation, which owns 100% of Mountain View Power Partners, LLC.

c) At various times through December 31, 2002, equity contributions were made totaling $84,635,528 by San Gorgonio Power Corporation.

d) Total equity as of December 31, 2002 = $82,605,056
Net income for the twelve months ended December 31, 2002 = $7,661,161

e) Mountain View Power Partners, LLC has an electric purchase/sale agreement with PG&E Energy Trading - Power, L.P. pursuant to which it may make wholesale sales of electricity.

4.25. PLAINS END, LLC

a) Plains End, LLC
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Plains End, LLC is currently operating a 111 MW small peaker facility in Arvada, Colorado. Commercial operations occurred on May 1, 2002.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% each of PG&E Dispersed Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 1% membership interest and PG&E Dispersed Power Corporation owns a 99% membership interest in Plains End, LLC.

c) At various dates in 2001, PG&E Dispersed Generating Company, LLC made equity contributions totaling $16,225,000, which is 20 percent of the total estimated construction costs.

d) Total equity as of December 31, 2002 = $14,293,959
Net income for the twelve months ended December 31, 2002 = $4,063,387

e) PG&E Dispersed Generating Company, LLC provides operation, maintenance and management services to Plains End, LLC. PG&E Dispersed Generating Company, LLC charges a contractual rate for their services.

4.26. SPENCER STATION GENERATING COMPANY, L.P.

a) Spencer Station Generating Company, L.P.
7500 Old Georgetown Road, 13th Floor
Bethesda, MD 20814

Spencer Station Generating Company, L.P. is currently operating a 178 MW natural gas-fired electric generating merchant power facility in Denton, Texas.

b) Enterprises owns 100% of PG&E National Energy Group Holdings Corporation, which owns 100% of PG&E Generating Company, LLC, which owns 100% of PG&E Generating Energy Group, LLC, which owns 100% each of Spencer Station Power Corporation and PG&E Generating Energy Holdings, Inc. PG&E Generating Energy Holdings, Inc. owns a 2% general partnership interest and Spencer Station Power Corporation owns a 98% limited partnership interest in Spencer Station Generating Company, L.P.

c) On June 29, 2001, Spencer Station Power Corporation completed the acquisition of Spencer Station Generating Company, L.P. The acquisition was initially funded through a loan from PG&E National Energy Group, Inc. of $11,912,544. At various times through December 31, 2002, equity contributions have been made totaling $7,732,200 from Spencer Station Power Corporation and $157,800 from PG&E Generating Energy Holdings, Inc.

d) Total equity as of December 31, 2002 = $(1,446,557)
Net income for the twelve months ended December 31, 2002 = $(2,194,137)

e) PG&E National Energy Group Company provides operation, maintenance and management services to Spencer Station Generating Company, L.P. PG&E National Energy Group Company charges a contractual rate for their services.

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this twenty-eighth day of March 2003.

PG&E Corporation
By	CHRISTOPHER P. JOHNS

CHRISTOPHER P. JOHNS Senior Vice President and Controller

Corporate Seal

Attest:
LINDA Y. H. CHENG

LINDA Y. H. CHENG
Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed.

Christopher P. Johns Senior Vice President and Controller PG&E Corporation One Market, Spear Tower, Suite 2400 San Francisco, CA 94105

Exhibit Index
Exhibit No.	Description of Exhibit

Exhibit A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

Exhibit C	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.